Registration Statement No. 333-275898 Filed Pursuant to Rule 424(b)(2)
The information in this preliminary pricing supplement is not complete and may be changed.

Preliminary Pricing Supplement

Subject to Completion: Dated August 15, 2024

Pricing Supplement dated August __, 2024 to the Prospectus dated December 20, 2023, the Prospectus Supplement dated December 20, 2023 and the Product Supplement No. 1A dated May 16, 2024

$ Redeemable Fixed Rate Notes, Due August 30, 2034 Royal Bank of Canada

Royal Bank of Canada is offering the Redeemable Fixed Rate Notes (the “Notes”) described below.

•	The Notes will accrue interest at the rate of 5.00% per annum, payable semiannually.

•	We may redeem the Notes in whole, but not in part, as described under “Key Terms” below.

•	Any payments on the Notes are subject to our credit risk.

•	The Notes will not be listed on any securities exchange.

•	The Notes are bail-inable notes (as defined in the accompanying prospectus supplement) and are subject to conversion in whole or in part—by means of a transaction or series of transactions and in one or more steps—into common shares of Royal Bank of Canada or any of its affiliates under subsection 39.2(2.3) of the Canada Deposit Insurance Corporation Act (the “CDIC Act”) and to variation or extinguishment in consequence, and subject to the application of the laws of the Province of Ontario and the federal laws of Canada applicable therein in respect of the operation of the CDIC Act with respect to the Notes.

CUSIP: 78014RXU9

Investing in the Notes involves a number of risks. See “Selected Risk Considerations” beginning on page P-4 of this pricing supplement and “Risk Factors” in the accompanying prospectus, prospectus supplement and product supplement.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission or any other regulatory body has approved or disapproved of the Notes or passed upon the adequacy or accuracy of this pricing supplement. Any representation to the contrary is a criminal offense. The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. governmental agency or instrumentality.

	Per Note	Total
Price to public(1)	100.00%	$
Underwriting discounts and commissions(1)		$
Proceeds to Royal Bank of Canada		$

(1) RBC Capital Markets, LLC will purchase the Notes from us on the Issue Date at purchase prices between $972.50 and $1,000.00 per $1,000 principal amount of Notes, and will pay all or a portion of its underwriting discount of up to $27.50 per $1,000 principal amount of Notes to certain selected broker-dealers as a selling concession. Certain dealers who purchase the Notes for sale to certain fee-based advisory accounts and/or eligible institutional investors may forgo some or all of their selling concessions, fees or commissions. The public offering price for investors purchasing the Notes in these accounts and/or for an eligible institutional investor may be as low as $972.50 per $1,000 principal amount of Notes. See “Supplemental Plan of Distribution (Conflicts of Interest)” below.

RBC Capital Markets, LLC

Redeemable Fixed Rate Notes

KEY TERMS

The information in this “Key Terms” section is qualified by any more detailed information set forth in this pricing supplement and in the accompanying prospectus, prospectus supplement and product supplement.

Issuer:	Royal Bank of Canada
Underwriter:	RBC Capital Markets, LLC (“RBCCM”)
Minimum Investment:	$1,000 and minimum denominations of $1,000 in excess thereof
Pricing Date:	August 28, 2024
Issue Date:	August 30, 2024
Maturity Date:*	August 30, 2034
Interest Rate:	5.00% per annum
Interest Payment Dates:*	Semiannually, on the 30th calendar day of February and August (or if that day does not exist in any month, the last calendar day of that month) of each year, beginning on February 28, 2025 and ending on the Maturity Date. If an Interest Payment Date is not a business day, interest will be paid on the next business day, without adjustment, and no additional interest will be paid in respect of the postponement.
Redemption:	The Notes are redeemable at our option, in whole, but not in part, on any Call Date upon 10 business days’ prior written notice. If we redeem the Notes, we will pay you the principal amount, together with the applicable interest payment, on the relevant Call Date. No further payments will be made on the Notes.
Call Dates:*	The Interest Payment Date scheduled to occur on February 28, 2027 and each Interest Payment Date thereafter
Day Count Convention:	30 / 360
Canadian Bail-in Powers Acknowledgment:	The Notes are bail-inable notes. See “Agreement with Respect to the Exercise of Canadian Bail-in Powers” below.
Calculation Agent:	RBCCM

* Subject to postponement. See “General Terms of the Notes—Postponement of a Payment Date” in the accompanying product supplement.

P-2	RBC Capital Markets, LLC

Redeemable Fixed Rate Notes

ADDITIONAL TERMS OF YOUR NOTES

You should read this pricing supplement together with the prospectus dated December 20, 2023, as supplemented by the prospectus supplement dated December 20, 2023, relating to our Senior Global Medium-Term Notes, Series J, of which the Notes are a part, and the product supplement no. 1A dated May 16, 2024. This pricing supplement, together with these documents, contains the terms of the Notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials, including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this pricing supplement and the documents listed below. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. These documents are an offer to sell only the Notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in each such document is current only as of its date.

If the information in this pricing supplement differs from the information contained in the documents listed below, you should rely on the information in this pricing supplement.

You should carefully consider, among other things, the matters set forth in “Selected Risk Considerations” in this pricing supplement and “Risk Factors” in the documents listed below, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated December 20, 2023:

https://www.sec.gov/Archives/edgar/data/1000275/000119312523299520/d645671d424b3.htm

•	Prospectus Supplement dated December 20, 2023:

https://www.sec.gov/Archives/edgar/data/1000275/000119312523299523/d638227d424b3.htm

•	Product Supplement No. 1A dated May 16, 2024:

https://www.sec.gov/Archives/edgar/data/1000275/000095010324006777/dp211286_424b2-ps1a.htm

Our Central Index Key, or CIK, on the SEC website is 1000275. As used in this pricing supplement, “Royal Bank of Canada,” the “Bank,” “we,” “our” and “us” mean only Royal Bank of Canada.

P-3	RBC Capital Markets, LLC

Redeemable Fixed Rate Notes

SELECTED RISK CONSIDERATIONS

The Notes involve risks not associated with an investment in ordinary fixed rate notes. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes. Some of the risks that apply to an investment in the Notes are summarized below, but we urge you to read also the “Risk Factors” sections of the accompanying prospectus, prospectus supplement and product supplement. You should not purchase the Notes unless you understand and can bear the risks of investing in the Notes.

•	The Notes Are Subject to the Risk of an Early Redemption — We have the option to redeem the Notes on the Call Dates set forth above. It is more likely that we will redeem the Notes prior to the Maturity Date to the extent that the interest payable on the Notes is greater than the interest that would be payable on our other instruments of a comparable maturity, terms and credit rating trading in the market. If the Notes are redeemed prior to the Maturity Date, you may have to re-invest the proceeds in a lower rate environment, and you will not receive any further payments on the Notes.

•	Notes with a Longer Term May Be Riskier than Notes with a Shorter Term — By purchasing a note with a longer tenor, you are more exposed to fluctuations in interest rates than if you purchased a security with a shorter tenor. The value of a longer-dated note tends to be more sensitive to rising interest rates than the value of a shorter-dated note. If interest rates rise, the value of a longer-dated note will typically fall faster than the value of a shorter-dated note. You should only purchase the Notes if you are comfortable with owning a security with a longer tenor.

•	Payments on the Notes Are Subject to Our Credit Risk, and Market Perceptions about Our Creditworthiness May Adversely Affect the Market Value of the Notes — The Notes are our senior unsecured debt securities, and your receipt of any amounts due on the Notes is dependent upon our ability to pay our obligations as they come due. If we were to default on our payment obligations, you may not receive any amounts owed to you under the Notes and you could lose your entire investment. In addition, any negative changes in market perceptions about our creditworthiness may adversely affect the market value of the Notes.

P-4	RBC Capital Markets, LLC

Redeemable Fixed Rate Notes

AGREEMENT WITH RESPECT TO THE EXERCISE OF CANADIAN BAIL-IN POWERS

By its acquisition of the Notes, each holder or beneficial owner is deemed to (i) agree to be bound, in respect of that Note, by the CDIC Act, including the conversion of that Note, in whole or in part—by means of a transaction or series of transactions and in one or more steps—into common shares of the Bank or any of its affiliates under subsection 39.2(2.3) of the CDIC Act and the variation or extinguishment of that Note in consequence, and by the application of the laws of the Province of Ontario and the federal laws of Canada applicable therein in respect of the operation of the CDIC Act with respect to that Note; (ii) attorn and submit to the jurisdiction of the courts in the Province of Ontario with respect to the CDIC Act and those laws; and (iii) acknowledge and agree that the terms referred to in paragraphs (i) and (ii), above, are binding on that holder or beneficial owner despite any provisions in the indenture or that Note, any other law that governs that Note and any other agreement, arrangement or understanding between that holder or beneficial owner and the Bank with respect to that Note.

Holders and beneficial owners of any Note will have no further rights in respect of that Note to the extent that Note is converted in a bail-in conversion, other than those provided under the bail-in regime, and by its acquisition of an interest in any Note, each holder or beneficial owner of that Note is deemed to irrevocably consent to the converted portion of the principal amount of that Note and any accrued and unpaid interest thereon being deemed paid in full by the Bank by the issuance of common shares of the Bank (or, if applicable, any of its affiliates) upon the occurrence of a bail-in conversion, which bail-in conversion will occur without any further action on the part of that holder or beneficial owner or the trustee; provided that, for the avoidance of doubt, this consent will not limit or otherwise affect any rights that holders or beneficial owners may have under the bail-in regime.

See “Description of Notes We May Offer―Special Provisions Related to Bail-inable Notes” in the accompanying prospectus supplement for a description of provisions applicable to the Notes as a result of Canadian bail-in powers.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

You should review carefully the section in the accompanying product supplement entitled “United States Federal Income Tax Considerations,” focusing particularly on the section entitled “—Tax Consequences to U.S. Holders—Notes Treated as Debt Instruments—General.” The following discussion, when read in combination with “United States Federal Income Tax Considerations” in the accompanying product supplement, constitutes the full opinion of our counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of the Notes. This discussion assumes that you purchased the Notes for cash in the original issuance at the stated issue price and does not address other circumstances specific to you. In the opinion of our counsel, which is based on representations provided by us, it is reasonable to treat the Notes for U.S. federal income tax purposes as debt instruments that are issued without original issue discount. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the Notes in your particular circumstances, as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

After the initial offering of the Notes, the public offering price of the Notes may change.

RBCCM or another of its affiliates or agents may use this pricing supplement in the initial sale of the Notes. In addition, RBCCM or another of our affiliates may use this pricing supplement in a market-making transaction in the Notes after their initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

For additional information about the settlement cycle of the Notes, see “Plan of Distribution” in the accompanying prospectus. For additional information as to the relationship between us and RBCCM, see the section “Plan of Distribution—Conflicts of Interest” in the accompanying prospectus.

P-5	RBC Capital Markets, LLC